[UCM Partners, L.P. LETTERHEAD]

December 3, 2010

Mr. Stacey E. Hong, President
Forum Funds
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE: Contractual Waivers and Reimbursements

Dear Mr. Hong:

UCM Partners, L.P. (the “Adviser”) agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure the total annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expenses on short sales, acquired fund fees and expenses, proxy expenses and extraordinary expenses) for the UCM Short Duration Fund (the “Fund”) Institutional Class and Investor Class, a series of the Forum Funds (the “Trust”), do not exceed 0.60% and 0.85%, respectively, beginning December 6, 2010 through March 31, 2013.

This agreement can only be terminated or amended upon the approval of the Trust’s Board of Trustees and it automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on March 31, 2013.

Very Truly Yours,
UCM Partners, L.P.

By:          /s/Thomas Mandel

                                                                                                Name:     Thomas Mandel
Title:       Senior Managing Director